Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266686

Prospectus Supplement No. 1 (to Prospectus dated March 17, 2023)

Getty Images Holdings, Inc.

397,045,769 shares of Class A Common Stock

This prospectus supplement (“Prospectus Supplement No. 1”) updates and supplements the prospectus dated March 17, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266686). This Prospectus Supplement No. 1 is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement No. 1.

This Prospectus and Prospectus Supplement No. 1 relate to the offer and sale from time to time by the selling security holders identified in this prospectus (including their transferees, donees, pledgees and other successors-in-interest) (the “Selling Securityholders”) of: up to 397,045,769 shares of Class A Common Stock (the “Total Resale Shares”), including (i) 211,176,779 shares of Class A Common Stock which shares were originally issued to certain Getty Images Equityholders (as defined herein) in connection with the consummation of the Business Combination as merger consideration at an equity consideration value of $10.00 per share, (ii) up to 58,682,241 shares of Class A Common Stock (the “Earn-Out Shares”) that certain Griffey Global (as defined herein) equity holders received after achieving certain vesting conditions described herein as merger consideration (at an equity consideration value of $10.00 per share), (iii) up to 3,930,753 shares of Class A Common Stock issuable to certain Getty Images Equityholders upon the exercise or vesting of certain equity awards: (A) 2,753,341 of such shares have an exercise price of $3.13 per share, (B) 555,430 of such shares have an exercise price of $7.82 per share, (C) 228,107 of such shares have an exercise price of $2.74 per share, (D) 155,802 of such shares have an exercise price of $1.96 per share, (E) 183,359 of such shares have an exercise price of $2.35 per share, (F) 14,922 of such shares have an exercise price of $4.70 per share and (G) 39,792 of such shares have an exercise price of $3.52 per share, (iv) up to 20,560,000 shares of Class A Common Stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination, originally issued in a private placement to CC Neuberger Principal Holdings II Sponsor LLC (“Sponsor”) at a price of $0.001 per share and a portion transferred to the Pre-Closing Independent Directors (as defined herein), (v) up to 2,570,000 shares of Class A Common Stock issued as a result of the conversion of Series B-1 Common Stock (as defined herein), after achieving certain vesting conditions pursuant to the Sponsor Side Letter (as defined below), originally issued at a price of approximately $0.001 per share, (vi) up to 2,570,000 shares of Class A Common Stock issued as a result of the conversion of Series B-2 Common Stock (as defined herein), after achieving certain vesting conditions pursuant to the Sponsor Side Letter, originally issued at a price of approximately $0.001 per share, (vii) 30,000,000 shares of Class A Common Stock issued to NBOKS pursuant to the Backstop Agreement (as defined below) (the “Backstop Shares”), originally issued at a price of $10.00 per share, (viii) 20,000,000 shares of Class A Common Stock issued to NBOKS pursuant to the Forward Purchase Agreement (as defined below) (the “Forward Purchase Shares”), originally issued at a price of $10.00 per share, (ix) up to 36,000,000 shares of Class A Common Stock issued to certain Selling Securityholders pursuant to subscription agreements in connection with the Business Combination (the “PIPE Shares”), which were originally issued for a price of $10.00 per share, and (x) up to 11,555,996 shares of our Class A Common Stock that were issued at a price of $11.50 per share on a cashless exercise basis upon the exercise by CC NB Sponsor 2 Holdings LLC (“CC Holding”) and NBOKS of 18,560,000 private placement warrants (the “Private Placement Warrants”), which were originally issued to the Sponsor in a private placement at a price of $1.00 per warrant consummated concurrently with CCNB’s initial public offering and subsequently distributed to CC Holding and NBOKS, as the members of the Sponsor, for no additional consideration. Depending on the price, the public securityholders may have paid significantly more than the Selling Securityholders for any shares they may have purchased in the open market based on variable market price.

We will not receive any proceeds from the sale of shares of our Class A Common Stock (the “Class A Common Stock”) by the Selling Securityholders pursuant to this Prospectus and Prospectus Supplement No. 1. We will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this Prospectus and Prospectus Supplement No. 1.

Our registration of the securities covered by this Prospectus and Prospectus Supplement No. 1 does not mean that the Selling Securityholders will offer or sell any of the securities. The Selling Securityholders may offer and sell the securities covered by this Prospectus and Prospectus Supplement No. 1 in a number of different ways and at varying prices. Please see “Plan of Distribution” for more information. In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this Prospectus and Prospectus Supplement No. 1 are a part. See “Description of Securities” for more information.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Class A Common Stock are traded on the New York Stock Exchange (the “NYSE”) under the symbol “GETY”. On May 9, 2023, the last reported sale price of our Class A Common Stock on the NYSE was $6.43 per share.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 4, 2022

GETTY IMAGES HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41453	87-3764229
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

605 5th Ave S. Suite 400 Seattle, WA	98104
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (206) 925-5000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	GETY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On May 4, 2023, Abe Investment Holdings, Inc. and Getty Images, Inc. (the “Getty Borrower”), which are subsidiaries of Getty Images Holdings, Inc., amended their existing senior secured credit facility with J.P. Morgan Chase Bank N.A., as administrative agent, and the other loan parties party thereto, to, among other things, (i) upsize the total amount of commitments under the revolving credit facility capacity from $80 million to $150 million and (ii) extend the maturity of the revolving credit facility until May 4, 2028 (with springing maturity to 180 days prior to the maturity of the existing $1,040.0 million term loan facility, the existing €450.0 million term loan facility and/or $300 million unsecured senior notes if more than $100.0 million in aggregate principal amount of such debt is outstanding with a maturity no later than 180 days after May 4, 2028).

Borrowings under the revolving credit facility will accrue interest initially at a rate equal to, at the Getty Borrower’s election, Term SOFR plus a margin of 4.00% or the Base Rate plus a margin of 3.00%. Term SOFR is subject to a 0.10% credit spread adjustment. The margin for the revolving credit facility is subject to adjustment based on the consolidated total debt to consolidated EBITDA ratio of the Getty Borrower and its restricted subsidiaries. The revolving credit facility also contains other covenants and events of default customary for credit facilities of this type.

The foregoing description of the amendment to the senior secured credit facility does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, which is attached hereto as Exhibit 10.1 and incorporated in this Item 1.01 by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 of this Current Report on Form 8-K is hereby incorporated in this Item 2.03 by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
10.1	Incremental Commitment Amendment and Second Amendment to Credit Agreement, dated as of May 4, 2023, by and among Abe Investment Holdings, Inc., Getty Images, Inc., J.P. Morgan Chase Bank N.A., as administrative agent, as an L/C Issuer (as defined therein) and as Swing Line Lender (as defined therein), the lenders party thereto and the other loan parties party thereto
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2023	GETTY IMAGES HOLDINGS, INC.

	By:	/s/ Kjelti Kellough
	Name:	Kjelti Kellough
	Title:	Senior Vice President, General Counsel, and Corporate Secretary